

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

VIA U.S. MAIL

Ki Nam
Chief Executive Officer
T3 Motion, Inc.
2990 Airway Avenue, Suite A
Costa Mesa, CA 92626

> **Re: T3 Motion, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed January 31, 2011**
> **File No. 333-171163**

Dear Mr. Nam:

We have reviewed your response to our letter dated January 11, 2011 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

General

1. Please update the Form S-1 to incorporate all applicable changes from our letters regarding the December 31, 2009 10-K review dated October 7, 2010, December 13, 2010, and January 31, 2011.

CT Series Micro Car, page 29

2. We note revised disclosure on page 55 that the CT Micro Car is currently in customer trials and disclosure on page 31 that sales of the Micro Car accounted for less than one percent of fiscal 2009 revenues. Please expand your disclosure of the customer trials, including when you expect to complete the trials, whether you expect to incur any significant expenses redesigning or modifying the Micro Car in response to the trials, and when you anticipate the Micro Car will be available for sales to the general market.

Management's Discussion and Analysis, page 54

Results of Operations, page 60

3. We note your response to prior comment 43. Please clarify whether the vendor supply issues have been resolved and, if not, when you anticipate they will be resolved. If you

have experienced lost sales or cancellations as a result of delays in filling orders, please disclose.

Underwriting and Plan of Distribution, page 72

4. We note your response to prior comment 45. Please confirm your understanding that, in the event changes to the volume or offering price would result in a greater than twenty percent change in the maximum offering price set forth in the fee table of the effective registration statement, such changes will be reflected in a post-effective amendment rather than in a 424(b) prospectus supplement. Refer to Instruction 1 to Securities Act Rule 430A.

Report of Independent Registered Public Accounting Firm, page F-19

5. In accordance with the company's October 29, 2010 response to our prior comment one in our letter dated October 7, 2010, please revise to include the additional paragraph in the audit report concerning the change in accounting principle.

Financial Statements, page F-1

6. We note from the prospectus cover pages that the company plans to effect a stock split prior to the effectiveness of the Form S-1 registration statement. Please confirm that you will revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the stock split as required by SAB Topic 4C.

Notes to Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007, page F-25

Note 13 – Related Party Transactions, page F-58

7. We note your disclosure on page 15 of the registration statement indicating that Mr. Ki Nam currently owns 57.2% of the company's outstanding common stock. To the extent Mr. Nam will continue to hold a controlling interest of the outstanding equity in the company after the offering, please revise the notes to the company's financial statements to disclose the existence of this control relationship. Refer to the disclosure requirements outlined in ASC 850-10-50-3.

Item 15. Recent Sales of Unregistered Securities, page II-0

8. We note the issuance of 1,851,852, 3,896,103, and 390,640 shares of common stock for an aggregate issuance of 6,138,595 during 2008. Please reconcile this amount to the total common shares issued during 2008 per the statement of stockholders' equity on page F-22 of 4,420,743.

General

9. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

10. An updated accountant's consent should be included in any future amendments to your Form S-1 registration statement.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (424) 239-1882
        Ryan S. Hong, Esq.
        LKP Global Law, LLP